                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-15241
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        670773 100

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q __ Form N-SAR
                                                    ---
                 For Period Ended:
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
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PART I - REGISTRANT INFORMATION

                          NYTEST ENVIRONMENTAL INC.
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Full Name of Registrant


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Former Name if Applicable

                             60 Seaview Boulevard
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Address of Principal Executive Office (STREET AND NUMBER)

                          Port Washington, New York, 11050
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _x_     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _x_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 _x_     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company is continuing to compile financial information necessary to complete its Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Elliot Laitman               516                 625-5500
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   __  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's revenues have declined approximately $900,000 for the quarter ended March 31, 1997 as compared to the same period in 1996. However, the Company had a net loss for the quarter ended March 31, 1997 of approximately $1,200,000 as compared to a net loss of approximately $1,500,000 for the quater ended March 31,1996.

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                          NYTEST ENVIRONMENTAL INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      May 16, 1997              By /s/ Elliot Laitman
    ---------------------------        ----------------------------------------
                                           Elliot Laitman, C.F.O

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).